Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Arnold, Larry G.	2. Issuer Name and Ticker or Trading Symbol Inform Worldwide Holdings, Inc. (IWWH)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner _X_ Officer (give ___ Other (specify title below) below) CEO & Chairman of the Board
(Last) (First) (Middle) 10333 E. Dry Creek Road Suite 270	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 02/2001
(Street) Englewood, CO 80112		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person _X_ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
IWWH Class A Common Stock	02/28/2001	P		10,500	A	$0.3943/share	79,250	I	M. Arnold, Children
IWWH Class A Common Stock	02/28/2001	P		10,500	A	$0.3943/share	73,750	I	B. Arnold, Children
IWWH Class A Common Stock	N/A		N/A	N/A		N/A	67,500	D
IWWH Class A Common Stock	N/A		N/A	N/A		N/A	35,200	I	D. Arnold, Parent
IWWH Class A Common Shares	01/02/2001	P		500	A	$0.75/share	41,500	I	S. Arnold, Spouse
IWWH Class A Common Stock	01/03/2001	P		500	A	$0.75/share	41,500	I	S. Arnold, Spouse
IWWH Class A Common Stock	01/12/2001	P		500	A	$0.6562/share	41,500	I	S. Arnold, Spouse
IWWH Class A Common Stock	01/12/2001	P		1,000	A	$0.75/share	41,500	I	S. Arnold, Spouse
IWWH Class A Common Stock	01/23/2001	P		1,000	A	$0.75/share	41,500	I	S. Arnold, Spouse
IWWH Class A Common Stock	02/15/2001	P		500	A	$0.7813/share	41,500	I	S. Arnold, Spouse
IWWH Class A Common Stock	02/15/2001	P		500	A	$0.58/share	41,500	I	S. Arnold, Spouse
IWWH Class A Common Stock	02/17/2001	P		500	A	$0.75/share	41,500	I	S. Arnold, Spouse
IWWH Class A Common Stock	02/20/2001	P		500	A	$0.50/share	41,500	I	S. Arnold, Spouse
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (3-99)
FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Options	N/A	N/A		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	1,050,000	D
Options	$2.00	10/26/2000	A		110,000		10/26/2000	10/26/2003	IWWH Class A Common Stock	110,000	For commercial loans made to the Company	110,000	I	S. Arnold, Spouse
Explanation of Responses: Some transactions are reported late in this filing.
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Larry G. Arnold **Signature of Reporting Person	03/08/2001 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2